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Filed by FTD.COM Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: FTD.COM Inc. Commission File No.: 000-26779

The following memorandum was sent to employees on March 4, 2002:

FTD Employee Messaging

        FTD Inc. and FTD.COM announced a definitive merger agreement today that will recombine the two companies into one publicly traded corporation. Upon completion of this transaction, the new company is intended to be renamed "FTD, Inc.," and trade on the Nasdaq National Market under the ticker symbol "FTDI."

        The transaction will create a unified company with one of the world's most powerful global brands, a strong balance sheet and a more flexible structure that will allow us to fully develop the FTD brand across all merchandising categories and distribution channels. Furthermore, the completion of this transaction will provide stockholders of both IOS and FTD.COM with greater liquidity and will better enable the combined company to raise capital and explore growth through strategic acquisitions.

        As required by this transaction, both FTD and FTD.COM have now entered into a "quiet period" where we have specific restrictions on what we can communicate concerning our business to ALL external audiences.

        IN ORDER TO AVOID POSSIBLE VIOLATIONS OF THE QUIET PERIOD, EMPLOYEES SHOULD NOT PROVIDE ANY COMPANY INFORMATION TO MEDIA, INVESTORS, ANALYSTS OR ANY INQUIRING OUTSIDE PARTIES.

        Please refer all questions from someone outside the company to FTDi.com, where they can find a copy of the press release that was sent out announcing the specifics of the transaction or directly to Caroline Barni, Director of Communications, at (630) 719-7740.

        Attached to this memo is the press release announcing this transaction. If you have questions or concerns, please see your manager.

Contact:
Kevin Cook
Edelman Public Relations
(312) 240-2663
 kevin.cook@edelman.com

FOR IMMEDIATE RELEASE

FTD.COM AND IOS ANNOUNCE SIGNING OF DEFINITIVE MERGER AGREEMENT TO RECOMBINE FTD AND FTD.COM

— GLOBAL FTD BRAND TO BE SUPPORTED BY A UNIFIED COMPANY WITH CONSISTENT GROWTH, A STRONG BALANCE SHEET AND IMPRESSIVE OPERATING RESULTS —

        DOWNERS GROVE, IL—March 04, 2002—FTD.COM INC. (Nasdaq: EFTD) and IOS Brands Corporation (parent of Florists' Transworld Delivery, Inc., "FTD", and the ultimate parent of FTD.COM) announced today they have signed a definitive merger agreement to recombine FTD and FTD.COM. The merger will result in a publicly traded company that combines FTD's more than 90 year heritage, worldwide brand recognition and international network of 48,000 florists with FTD.COM's growth and profitability as an Internet and telephone marketer of flowers and specialty gifts.

        Under the terms of the merger agreement, a newly formed, wholly owned subsidiary of FTD will merge with and into FTD.COM. As a result of the merger, each outstanding share of FTD.COM common stock not currently owned by FTD will be converted into 0.26 shares of Class A common stock of IOS. At or shortly after the time of the merger, IOS currently intends to pay a stock dividend to IOS stockholders such that FTD.COM shareholders will hold one share of IOS Class A common stock for each share of FTD.COM common stock they own at the time of the merger. After the completion of the merger and the anticipated stock dividend at IOS, there will be approximately 64.3 million IOS shares outstanding. The public shareholders of FTD.COM will own approximately 8.2 million shares or 12.7% of IOS's capital stock.

        The merger will be accounted for as the acquisition of a minority interest by IOS, using the purchase method of accounting. The merger is expected to be tax-free to IOS, FTD.COM and the FTD.COM shareholders. Upon completion of the merger, IOS intends to change its name to "FTD, Inc.", and expects that its Class A common stock will be quoted on the Nasdaq National Market under the ticker symbol "FTDI."

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        The merger agreement has been unanimously approved by the board of directors of IOS and by the board of directors of FTD.COM, based on the unanimous recommendation of a special committee of disinterested directors of FTD.COM. Consummation of the merger is subject to various customary conditions, including FTD.COM stockholder approval. IOS's wholly owned subsidiary, FTD, which controls approximately 98% of the voting power of FTD.COM's outstanding capital stock, has agreed to vote all of its shares in favor of the merger. The shareholders of IOS are not required to approve the merger, but will be asked to approve certain other matters in connection with the transaction. The merger is not subject to any material regulatory approvals. The parties anticipate that the merger will close in the second calendar quarter of 2002. Upon completion of the transaction, Robert Norton will continue in his capacity as president, chief executive officer and chairman of the board.

Comments from Robert Norton, president, chief executive officer and chairman of the board of IOS and FTD

        "IOS has seen significant growth as revenues have increased from $184 million in fiscal 1998 to over $308 million in fiscal 2001, while IOS's operating income has more than doubled from $12.3 million to $25.3 million over the same period," said Robert Norton, president, chief executive officer and chairman of IOS and FTD. "The transaction will create a unified company with one of the world's most powerful global brands, a strong balance sheet with minimal net debt and a more flexible structure that will allow us to fully develop the FTD brand across all merchandising categories and distribution channels. FTD's business model will now combine a valuable network connected to thousands of the world's best florists with an Internet business that has demonstrated revenue growth and profitability. The transaction is intended to provide stockholders of both IOS and FTD.COM with greater liquidity and to better enable the combined company to raise capital and explore growth through strategic acquisitions. Additionally, we are excited to have Michael Soenen continue in his capacity as President and CEO of FTD.COM and to add him to the Board of Directors where he will help drive our strategic growth initiatives."

Comments from Michael Soenen, president and chief executive officer of FTD.COM

        "We believe this transaction has tremendous value to FTD.COM shareholders. First, it allows us to become part of a larger organization with a more diversified earnings base, and it enables

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        FTD.COM to better respond to future market challenges and opportunities," said Michael Soenen, president and chief executive officer of FTD.COM. "Second, FTD.COM's public shareholders will have the ability, through their ownership of FTD, Inc. common stock after the merger, to continue to participate in FTD.COM's growth while benefiting from IOS's stable operating cash flow. Finally, we believe investors are merging with a tremendous asset at a very attractive valuation. Over the past five years, Bob and I have worked very closely to create significant value for our shareholders. I look forward to continuing our working relationship to build an even stronger FTD."

Closing Comments from Robert Norton, president, chief executive officer and chairman of the board of IOS Brands and FTD

        "As the investment community compares the combined FTD to others in the industry, they will find the company to be a leader in terms of operating margins, cash flow and profitability," said Norton. "Going forward, we believe the combined company will be able to extend our historical operating success and further enhance our growth and profitability. We anticipate providing financial guidance for the combined FTD to the investment community following the upcoming Mother's Day holiday."

Conference Call

        A conference call has been scheduled for Monday, March 4, 2002 at 10:00 a.m., Central Standard Time, to discuss this transaction. To listen to the call over the Internet, go to www.FTD.com at least 15 minutes early to register, download and install any necessary audio software. To listen to the call over the phone dial (888) 371-8700. The conference identification number is 3441046. The international conference call number is (706) 679-7710.

About IOS

        IOS is the parent holding company of FTD, the world's oldest floral organization, founded in 1910. FTD links approximately 20,000 florists throughout the U.S. and Canada. Through its international affiliates, FTD connects more than 48,000 florists in 154 countries around the world.

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About FTD.COM

        FTD.COM is a leading Internet and telephone marketer of flowers and specialty gifts. FTD.COM sells directly to consumers primarily through the www.FTD.COM Web site and the 1-800-SEND-FTD telephone number. Utilizing independent FTD florists who adhere to the highest quality and service standards, FTD.COM provides same-day delivery of floral orders to nearly 100% of U.S. households.

Forward-Looking Statements

        This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those relating to risks that the merger will not be consummated and other risks identified from time to time in reports and other documents that each of IOS and FTD.COM file with the Securities and Exchange Commission (the "Commission"). IOS and FTD.COM are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

        INVESTORS AND SECURITY HOLDERS OF IOS AND FTD.COM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND CERTAIN RELATED TRANSACTIONS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS SOON AS PRACTICABLE. Copies of the joint proxy statement/prospectus (and other documents filed by IOS and FTD.COM) may be obtained free of charge at the Commission's Web site at www.sec.gov. THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER AND THE RELATED TRANSACTIONS DESCRIBED THEREIN.

        In addition to the joint proxy statement/prospectus, both IOS and FTD.COM file annual, quarterly and special reports, proxy statements, registration statements and other information with the Commission. You may read and copy any reports, statements or other information filed by IOS or FTD.COM at the Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The filings of IOS and FTD.COM with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

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Participants in Solicitation

        IOS, FTD.COM, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of IOS and FTD.COM with respect to the transactions contemplated by the merger agreement and described in the joint proxy statement/prospectus. A description of any interests that the directors and executive officers of IOS and FTD.COM have in the proposed merger are will be described in the joint proxy statement/prospectus.

  This press release is not an offer to purchase shares of FTD.COM common stock, nor is it an offer to sell shares of IOS common stock that may be issued in the merger or otherwise. Any issuance of IOS common stock in the merger would have to be registered under the Securities Act of 1933, as amended, and such IOS common stock would be offered only by means of a prospectus complying with the Securities Act of 1933, as amended.

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